SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 6
to
SCHEDULE TO-I
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NOVASTAR FINANCIAL, INC.
(Name of Subject Company (Issuer))

NOVASTAR FINANCIAL, INC.
(Name of Filing Persons (Offeror))

8.90% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
669947806
(CUSIP Number of Class of Securities)

Amendment No. 6
to
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
NOVASTAR FINANCIAL, INC.
(Name of Person(s) Filing Statement)
8.90% SERIES C CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
669947806
(CUSIP Number of Class of Securities)
W. Lance Anderson
Chairman and Chief Executive Officer
2114 Central Street
Suite 600
Kansas City, Missouri 64108
(816) 237-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Gregory G. Johnson, Esq.
Bryan Cave LLP
One Kansas City Place
1200 Main Street
Suite 3500
Kansas City, Missouri 64105
(816) 374-3200
CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2)(3):
$5,112,900	$364.55

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $1.71 (the average of the high and low prices of NovaStar Financial, Inc.’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, as quoted by Pink OTC Markets’ inter-dealer quotation service on December 9, 2010) and (ii) 2,990,000 (the maximum number of shares of NovaStar Financial, Inc.’s 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, subject to the transaction reported hereby).

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

(3)	The filing fee was previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$248.83

Filing Party:	NovaStar Financial, Inc.

Form or registration no.:	Form S-4

Date Filed:	December 10, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO-I (this “Schedule TO”) relates to the now-expired offer by NovaStar Financial, Inc., a Maryland corporation (the “Company”), to purchase each of the issued and outstanding shares of 8.90% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Shares”), at a purchase price of, at the election of the holder, (i) 3 shares of newly-issued common stock of the Company, par value $0.01 (the “Common Stock”), and $2.00 in cash (the “Cash-and-Stock Option”), or (ii) 19 shares of newly-issued Common Stock (the “Stock-Only Option”), each option subject to allocation and proration, upon the terms and subject to the conditions set forth in the proxy statement/consent solicitation/prospectus, dated May 3, 2011 (the “Prospectus”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was attached to a prior amendment (which, together with any amendments or supplements from time to time thereto, constitute the “Series C Offer”). Because the board of directors of the Company approved the Series C Offer, in which of the Company offered to purchase all the outstanding shares, the Company was considered to be engaged in a “going private” transaction upon commencement of the Series C Offer and is therefore filing this Schedule 13E-3.
     This Amendment No. 6 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, and is the final amendment to the Schedule TO made to report the results of the Series C Offer. Except as amended or supplemented hereby, all terms of the Schedule TO, and the exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:
     The Series C Offer expired at 5:00 p.m., Eastern Time, on June 23, 2011. The Company completed the Series C Offer on June 27, 2011. Approximately 88.8% of the Series C Preferred Stock (2,655,649 shares) participated in the Series C Offer. The Series C Offer permitted tendering stockholders the choice between electing a “Stock-Only” option or a “Cash-and-Stock” option. The “Stock-Only” option was oversubscribed and so was subject to proration and allocation. For every 100 shares tendered for the “Stock-Only” option, approximately 85.5 shares were accepted for the “Stock-Only” option (providing 19 shares of Common Stock per share of Series C Preferred Stock). The other 14.5 shares received the “Cash-and-Stock” option (providing $2.00 cash and 3 shares of Common Stock per share of Series C Preferred Stock). The 334,351 shares of Series C Preferred Stock that did not participate in the tender have converted into the right to receive $2.37 cash, payable no sooner than 11 business days after June 27, 2011 and no later than 180 calendar days from June 27, 2011.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SCHEDULE TO-I AND SCHEDULE 13E-3

NovaStar Financial, Inc.

/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer and Chief Accounting Officer

Date: June 30, 2011

8